Exhibit 99.1

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
to be held on April 11, 2019

Notice is hereby given to the holders of ordinary shares, par value NIS 0.03 per share (the “Ordinary Shares”), of Perion Network Ltd., that an Extraordinary General Meeting of Shareholders will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Thursday, April 11, 2019, at 4:00 p.m. (Israel time), as it may be adjourned from time to time (the “Meeting”), to adopt a proposal to amend the  terms of employment of Mr. Gerstel, Company’s Chief Executive Officer (the “Proposal”).

Currently, we are not aware of any other matters that will come before the Meeting. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Pursuant to our amended and restated articles of association (the “Articles of Association”), the quorum required for a general meeting of shareholders, such as the Meeting, consists of at least two shareholders present in person or by proxy, holding in the aggregate 33 1/3% of the voting rights in our issued share capital.

Throughout this Notice of Extraordinary General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as the “Company”, “Perion”, “we”, “us”, “our” and “our company” to refer to Perion Network Ltd. and terms such as “shareholders”, “you” and “your” to refer to our shareholders.

The approval of the Proposal requires the affirmative vote of our shareholders holding at least a majority of our Ordinary Shares present, in person or by proxy, and voting on the matter.

This Proposal and information regarding voting are described more fully in the enclosed proxy statement relating to the Meeting (the “Proxy Statement”), which we urge you to read in its entirety. The Proxy Statement and the proxy card will be mailed on or about March 15, 2019, to the shareholders of record. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s investor relations website at www.perion.com/ir-info/ and on the SEC’s website at www.sec.gov.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on March 11, 2019 (the “Record Date”), will be entitled to notice of, to participate in, and to vote at, the Meeting.

Proxies

Shareholders may vote their shares by personally attending the Meeting or by appointing “proxies” to vote on their behalf at the Meeting. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed, postage-paid envelope. A duly executed proxy card must be received by the Company no later than the close of business on April 10, 2019, in order to be counted in the vote to be held in the Meeting. You may also present the proxy card to the chairperson at the Meeting. Your returned proxy may be revoked at any time prior to its exercise by giving a written notice to the Company’s transfer agent of such revocation, sending a duly executed proxy card bearing a later date no later than the close of business on April 10, 2019, requesting the return of the proxy card at the Meeting, delivering a later dated proxy card to the chairperson at the Meeting, or, if you are the record holder of the Ordinary Shares, voting in person at the Meeting. If you attend the Meeting and you are the record holder of the shares, you may vote in person, whether or not you have already executed and returned your proxy card. If your shares are held in “street name”, meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held through a member of the Tel Aviv Stock Exchange Ltd. (“TASE”), and you intend to vote your shares at the Meeting in person or by proxy, you must present at the Meeting or deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

A shareholder whose Ordinary Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the Ordinary Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the Israel Securities Authority website unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

Please review the accompanying Proxy Statement for more complete information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have questions about the Meeting, the Proposal or how to submit your proxy, or if you need any additional copies of the Proxy Statement or the enclosed proxy card or voting instructions, please contact Mr. Alon Gorgani, the Company’s VP of Legal and General Counsel, at +972-73-398-1571.

Position Statements

In accordance with the Israeli Companies Law 5759-1999, and the regulations promulgated thereunder (the “Companies Law”), a shareholder may submit a written position statement in English to us, expressing its position on the Proposal, no later than April 1, 2019 at the following address: Perion Network Ltd., 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attn: Mr. Alon Gorgani, the Company’s VP of Legal and General Counsel. Any position statement timely received will be furnished to the SEC on Form 6-K and the MAGNA on-line system of the ISA and will be available to the public on the websites of the SEC and the ISA.

Shareholders Proposals

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the company’s outstanding voting rights are entitled to request that the board of directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our VP of Legal and General Counsel at the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attn: Mr. Alon Gorgani, VP of Legal and General Counsel, or by facsimile to +972-3-398-2062. For a shareholder proposal to be considered for inclusion in the Meeting, our VP of Legal and General Counsel must receive the written proposal no later than March 12, 2019.

YOUR VOTE IS VERY IMPORTANT TO US. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE AFOREMENTIONED PROPOSAL AS INDICATED BY THE BOARD OF DIRECTORS HEREIN.

By Order of the board of directors, Eyal Kaplan Chairman of the Board of Directors Date: March 5, 2019

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PROXY STATEMENT

Perion Network Ltd.
1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street
Holon 5885849
Israel

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

to be held on April 11, 2019

This proxy statement is being furnished to the holders of ordinary shares, par value NIS 0.03 per share (the “Ordinary Shares”), of Perion Network Ltd. (“Perion” or the “Company”) in connection with the solicitation by our board of directors for use at the Extraordinary General Meeting of Shareholders, or at any adjournment thereof (the “Meeting”), pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Thursday, April 11, 2019, at 4:00 p.m. (Israel time), or at any adjournment thereof.

It is proposed at the Meeting to amend the terms of employment of Mr. Gerstel, Company’s Chief Executive Officer (the “Proposal”).

Currently, we are not aware of any other matters that will come before the Meeting. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on March 11, 2019 (the “Record Date”), are entitled to receive notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to our Ordinary Shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

Joint holders of shares should note that, pursuant to our amended and restated articles of association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

How Can You Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares will receive proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards directly from their bank, broker or nominee in order to instruct their banks, brokers or other nominees on how to vote.

If your shares are held through a member of the Tel Aviv Stock Exchange Ltd. (“TASE”), and you intend to vote your shares at the Meeting in person or by proxy, you must present at the Meeting or deliver to us a confirmation of ownership (ishur baalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

A shareholder, whose Ordinary Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the Ordinary Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be available on the SEC website at www.sec.gov and on the MAGNA on-line system of the ISA at www.magna.isa.gov.il.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the Proposal, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the board of directors, except if otherwise provided on the proxy card. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the board of directors on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold Ordinary Shares in “street name,” that is, you are an underlying beneficial holder who holds Ordinary Shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the Ordinary Shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Revocation of Proxies

Any shareholder returning the accompanying proxy card may revoke such proxy card at any time prior to its exercise by: giving a written notice to the Company’s transfer agent of such revocation, sending a duly executed proxy card bearing a later date no later than the close of business on April 10, 2019, requesting the return of the proxy card at the Meeting, delivering a later dated proxy card to the chairperson at the Meeting, or, if such shareholder is the record holder of the Ordinary Shares, voting in person at the Meeting.

Position Statements

In accordance with the Israeli Companies Law 5759-1999, and the regulations promulgated thereunder (the “Companies Law”), a shareholder may submit a written position statement in English to us, expressing its position on the Proposal, no later than April 1, 2019, at the following address: Perion Network Ltd., 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attn: Mr. Alon Gorgani, the Company’s VP of Legal and General Counsel. Any position statement timely received will be furnished with the SEC on Form 6-K and the MAGNA on-line system of the ISA and will be available to the public on the websites of the SEC and the ISA.

Shareholders Proposals

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the company’s outstanding voting rights are entitled to request that the board of directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our VP of Legal and General Counsel at the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attn: Mr. Alon Gorgani, VP of Legal and General Counsel, or by facsimile to +972-3-398-2062. For a shareholder proposal to be considered for inclusion in the Meeting, our VP of Legal and General Counsel must receive the written proposal no later than March 12, 2019.

Quorum and Voting Requirements

As of March 4, 2019, we had 25,965,527 issued and outstanding Ordinary Shares (such amount excludes 115,339 Ordinary Shares held by the Company). Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting.

Two or more shareholders present, personally or by proxy, holding in the aggregate at least 33 1/3% of the voting rights in our issued share capital will constitute a quorum for the Meeting. If within 30 minutes from the time appointed for the Meeting a quorum is not present, the Meeting will stand adjourned to April 18, 2019 at the same place and time, unless otherwise determined by the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. No business will be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called. If at the adjourned date of the Meeting a legal quorum is not present after 30 minutes from the time specified for the commencement thereof, then the Meeting will take place regardless of the number of members present and in such event the required quorum will consist of any number of shareholders present in person or by proxy.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. As of the date of this proxy statement, there is no item on the Meeting agenda that may be considered routine. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on the Proposal, your broker will not be permitted to vote your shares on the Proposal, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

The approval of each of the Proposal requires the affirmative vote of our shareholders holding at least a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter.

Expenses and Solicitation

Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We expect to mail this proxy statement and the accompanying proxy card to shareholders on or about March 15, 2019. This proxy statement and the accompanying proxy card are also available to the public through one the following websites www.magna.isa.gov.il, maya.tase.co.il or www.sec.gov.

We will bear the cost of soliciting proxies from our shareholders. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in connection with the sending of proxies and proxy material to the beneficial owners of our shares.

Reporting Requirements

This proxy statement provides you with detailed information about the matters on which you are requested to vote your shares. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s website at www.sec.gov and on the website of the ISA, at: www.magna.isa.gov.il and on the TASE’s website at maya.tase.co.il. We encourage you to read the entire Proxy Statement carefully.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice of Extraordinary General Meeting of Shareholders and Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the filing with the SEC and ISA of a Form 6-K.

Changes in Share Capital

On August 26, 2018, further to the approval of the special general meeting of August 2, 2018, the Company executed a 3-to-1 reverse share split of the Company’s Ordinary Shares, such that each three ordinary shares, par value NIS 0.01 per share, have been consolidated into one ordinary share, par value NIS 0.03. Unless otherwise indicated, all of the shares numbers and the option numbers in this proxy statement have been adjusted, on a retroactive basis, to reflect this 3-to-1 reverse share split.

BENEFICIAL OWNERSHIP OF SECURITIES
 BY CERTAIN BENEFICIAL OWNERS

The following table sets forth information with respect to the beneficial ownership of our shares as of March 4, 2019, by each person or entity known by us to beneficially own 5% or more of our outstanding Ordinary Shares;

Beneficial ownership of shares is determined in accordance with the Exchange Act and the rules promulgated thereunder, and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary Shares that are issuable pursuant to an outstanding right within 60 days of a specified date are deemed to be outstanding and beneficially owned by the person holding the right for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 25,965,527 Ordinary Shares issued and outstanding as of March 4, 2019 (such amount excludes 115,339 Ordinary Shares held by the Company)

Except as indicated in the footnotes to this table, to our knowledge, each shareholder in the table have voting and investment power for the shares shown as beneficially owned by such shareholder, except to the extent the power is shared by spouses under community property law. Our major shareholders do not have different voting rights than our other shareholders.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage

Benchmark Israel II, L.P.(1)	3,096,296	11.9%
Zack and Orli Rinat(2)	2,161,449	8.32%
EA2K Ltd.(3)	1,800,000	6.93%
Dror Erez(4)	1,538,547	5.90%
Ronen Shilo(5)	1,462,644	5.60%
J.P. Morgan Investment Management Inc.(6)	1,401,022	5.40%

(1)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 11, 2019, by Benchmark Israel II, L.P. (“BI II”) and affiliates. BCPI Partners II, L.P. (“BCPI-P”), the general partner of BI II, may be deemed to have sole power to vote and dispose of the 3,096,296 Ordinary Shares directly held by BI II. BCPI Corporation II (“BCPI-C”), the general partner of BCPI-P, may be deemed to have sole power to vote and dispose of the shares directly held by BI II. Michael A. Eisenberg and Arad Naveh, the directors of BCPI-C, may be deemed to have shared power to vote and dispose of the shares directly held by BI II. 94,294 Ordinary Shares are held in nominee form for the benefit of persons associated with BCPI-C. BCPI-P may be deemed to have sole power to vote and dispose of these shares, BCPI-C may be deemed to have sole power to vote and dispose of these shares and Messrs. Eisenberg and Naveh may be deemed to have shared power to vote and dispose of these shares. The Address of BI II is 2965 Woodside Road Woodside, California 94062s.

(2)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 16, 2014, by Zack and Orli Rinat. The Ordinary Shares are held by Zack Rinat and Orli Rinat as community property. The address of Zack and Orli Rinat is 26319 Esperanza Drive Los Altos Hills, CA.

(3)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on January 30, 2019, by EA2K Ltd. (“EA2K”). Baruch Erlich controls EA2K, and by reason of such control may be deemed to have shared power to vote and dispose of the 1,800,000 Ordinary Shares directly held by EA2K. The Address of each ofEA2K and Baruch Erlich is 12 Mevo Habustan St. Har Adar 90836, Israel.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13D/A filed with the SEC on February 20, 2019. Mr. Erez serves as a director of the Company. The Address of Mr. Erez is Dror Erez c/o Conduit Ltd., 2 Ilan Ramon St. Ness-Ziona 7403635, Israel.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13D/A filed with the SEC on February 20, 2019. The Address of Mr. Shilo is Ronen Shilo c/o Conduit Ltd., 2 Ilan Ramon St. Ness-Ziona 7403635, Israel.

(6)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on December 11, 2017, by JPMIM, DGF, and Condor. Consists of 1,401,022 Ordinary Shares directly held by Project Condor LLC (“Condor”). PEG Digital Growth Fund L.P. (“DGF”) owns 98.75% of the membership interests of Condor. As the holder of the majority of the membership interests of Condor, DGF manages Condor and has shared voting or dispositive power over the 1,401,022 Ordinary Shares held by Condor. J.P. Morgan Investment Management Inc. (“JPMIM”) serves as investment advisor to DGF. The address for JPMIM, DGF and Condor is 320 Park Avenue, New York, New York 1002.

PROPOSAL ONE

AMENDMENT OF TERMS OF EMPLOYMENT OF MR. DORON GERSTEL,
COMPANY’S CHIEF EXECUTIVE OFFICER

At the meeting, shareholders will be asked to approve an amendment of terms of employment of our Chief Executive Officer, Mr. Gerstel in light of the recent changes in Undertone’s management as described below.

Under the Companies Law, arrangements regarding the compensation of a Chief Executive Officer or a director in a public company, including compensation relating to any other position in the company held by the director, require the approval of the company’s compensation committee, board of directors and shareholders, in that order. Mr. Gerstel serves as both a director and the Chief Executive Officer of the Company. The amendment of terms of employment of our Chief Executive Officer, as described below, has been approved by our compensation committee and board of directors, and, in accordance with the Companies Law, requires approval of our shareholders by a simple majority, as such terms are consistent with our compensation policy.

The shareholders vote on this matter is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies. If this Proposal is not approved by the affirmative vote of our shareholders, the Company will NOT be authorized to amend the terms of employment of our Chief Executive Officer as described in this proxy statement.

Since Michael Pallad’s (the former president of Undertone) responsibilities in connection with the management of Undertone have been assumed by Mr. Gerstel, our board of directors has determined that, until otherwise resolved, it would be in the Company’s best interest to avoid the costs associated with the recruitment of a new officer and appoint Mr. Gerstel as the officer in charge of Undertone’s management. Due to the intense focus on Undertone’s growth strategy and due to changes in the work and extended travel requirements from Mr. Gerstel, in addition to his service as our Chief Executive Officer, it is proposed to amend the terms of Mr. Gerstel’s employment.

The proposed amendment of terms of employment includes:

(a)
A time-limited increase of the base monthly salary by a gross monthly amount of NIS 36,270, following of which the gross monthly salary will be NIS 131,270. Subject to the approval of the shareholders, Mr. Gerstel’s amendment of the base monthly salary will become effective as of January 15, 2019 and will continue for a period of one (1) year following the date of the Meeting;

(b)
An annual bonus of up to 12 monthly salaries (instead of 9 monthly salaries), subject to performance matrix to be approved by the Company’s compensation committee and board of directors on an annual basis, while up to 25% of such annual bonus may be discretionary and not subject to measurable performance indexes.

(c)
A one-time grant of options to purchase 150,000 Ordinary Shares, with a 3-year vesting schedule (the options will vest on a quarterly basis in equal tranches over a three-year period), commencing on January 15, 2019 (the “Option”). The exercise price per share for the shares underlying the Option will be as follows: (i) the first 75,000 of shares underlying the Option will be exercised at a price per share equal  to $2.87, which is the weighted average closing price of our ordinary shares on Nasdaq in the last 90 days prior to the date of approval of the grant by our board of directors on February 12, 2019, as reported by the Nasdaq Stock Market (the “Base PPS”); and (ii) the remaining 75,000 of shares underlying the Option will be exercised at a price per share equal to $3.30 which is a price15% higher than the Base PPS. The Options will be subject to the terms and conditions of the Equity Incentive Plan of the Company, as amended (the “Plan”) and the terms of the option agreement to be issued to Mr. Gerstel pursuant to the Plan, which Mr. Gerstel will be required to sign as a condition to receiving the Option. The vesting schedule of the Option will fully accelerate in accordance of the acceleration provisions of the options previously granted to Mr. Gerstel (with change in the board event measured as of the date of the Meeting).

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve amendments to the terms of employment of Mr. Gerstel, Company’s Chief Executive Officer, as detailed in the Proxy Statement, dated March 5, 2019.”

OTHER BUSINESS

Our board of directors is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment, including any matters or motions dealing with the conduct or adjournment of the Meeting.

ADDITIONAL INFORMATION

                  Our audited financial statements for the year ended December 31, 2017, are included in our annual report on Form 20-F filed with the SEC on March 27, 2018.  On February 13, 2019, we furnished to the SEC under the cover of Form 6-K our results of operations for the period ended December 31, 2018. You may read and copy these reports without charge at the SEC’s public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such materials may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public on the SEC’s website at www.sec.gov and on the ISA’s MAGNA website at www.magna.isa.gov.il.  These reports are not a part of this Proxy Statement.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary quorum and vote.  Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at our offices at least one business day before the Meeting.

By Order of the board of directors, Eyal Kaplan Chairman of the Board of Directors Date: March 5, 2019